# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, Florida (FL), 27560
Date of event which requires filing of this statement: 08/19/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002015561
Persons authorized to receive notices and communications: Ben Franklin, 3661 Valverde Cir, JACKSONVILLE, Florida (FL), 32224, 9042945879

## Reporting persons
- Riverstyx Capital Management LLC (CIK 0002015561): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 271,139; sole dispositive power 0; shared dispositive power 271,139; aggregate amount beneficially owned 271,139 (8.7% of the class)
- The Riverstyx Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 271,139; sole dispositive power 0; shared dispositive power 271,139; aggregate amount beneficially owned 271,139 (8.7% of the class)
- Riverstyx Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 271,139; sole dispositive power 0; shared dispositive power 271,139; aggregate amount beneficially owned 271,139 (8.7% of the class)
- Ben Franklin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 271,139; sole dispositive power 0; shared dispositive power 271,139; aggregate amount beneficially owned 271,139 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, Florida (FL), 27560

## Item 2. Identity and Background
Name of person filing: (i) the Riverstyx Fund, LP, (ii) Riverstyx Fund GP, LLC, (iii) Riverstyx Capital Management, LLC, and (iv) Ben Franklin.
Residence or business address:
3661 Valverde Cir
Jacksonville, FL 32224
Present principal occupation or employment: The principal business of the Riverstyx Fund, LP is serving as an investment fund. The principal business of the Riverstyx Fund, GP, LLC is serving as the general partner of the Fund. The principal business of Riverstyx Capital Management, LLC is acting as investment adviser and/or manager to other persons, including the Fund. The principal business of Ben Franklin is serving as managing member of Riverstyx Fund GP, LLC and the manager of Riverstyx Capital Management, LLC. Mr. Franklin may be deemed to be beneficially own shares owned and/or for the account of and/or for the benefit of Riverstyx Capital Management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(1) The Riverstyx Fund, LP is a Delaware limited partnership
(2) Riverstyx Fund GP, LLC is a Delaware limited liability company
(3) Riverstyx Capital Management, LLC is a Florida limited liability company
(4) Ben Franklin is a United States citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All shares of Common Stock reported herein were purchased by the Riverstyx Fund, LP between May 2023 and July 26, 2024 and were purchased with the Riverstx Fund LP's working capital. The total purchase price for the Common Stock reported herein was approximately $1,035,731.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions including through a trading plan cleared under Rule 10b5-1(c) or otherwise, on such terms as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer's Board of Directors (the "Board") and management team regarding potential steps to unlock the intrinsic value of the Issuer's business, including, but not limited to, optimizing performance, improving returns, enhancing corporate governance (including through potential changes to the composition of the Board) and/or exploring a sale of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 19, 2024, (i) the Riverstyx Fund, LP may be deemed to beneficially own 271,139 shares of Common Stock, which represents 8.70% of the outstanding Common Stock; Riverstyx Fund GP, LLC may be deemed to beneficially own 271,139 shares of Common Stock, which represents 8.70% of the outstanding Common Stock; Riverstyx Capital Management, LLC may be deemed to beneficially own 271,139 shares of Common Stock, which represents 8.70% of the outstanding Common Stock; Ben Franklin may be deemed to beneficially own 271,139 shares of Common Stock, which represents 8.70% of the outstanding Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: The Riverstyx Fund, LP, the Riverstyx Fund GP, LLC, Riverstyx Capital Management, LLC, and Ben Franklin all have 0 shares of Sole Voting Power, 271,139 shares of Shared Voting Power, 0 shares of Sole Dispositive Power, and 271,139 shares of Shared Dispositive Power.
Transactions in the class effected during the past sixty days:
Appendix A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

1. Date 2. Effected By 3. Quantity 4. Price Per Share
7/2/2024 Riverstyx Fund, LP 1,902 1.6894
7/3/2024 Riverstyx Fund, LP 3,337 1.6756
7/5/2024 Riverstyx Fund, LP 5,000 1.7500
7/8/2024 Riverstyx Fund, LP 2,208 1.6886
7/9/2024 Riverstyx Fund, LP 7,340 1.8454
7/10/2024 Riverstyx Fund, LP 1,341 1.8300
7/11/2024 Riverstyx Fund, LP 6,211 1.8461
7/12/2024 Riverstyx Fund, LP 5,429 1.8800
7/15/2024 Riverstyx Fund, LP 5,000 1.8959
7/17/2024 Riverstyx Fund, LP 460 2.0200
7/18/2024 Riverstyx Fund, LP 10,000 2.0394
7/19/2024 Riverstyx Fund, LP 5,742 1.9958
7/22/2024 Riverstyx Fund, LP 261 2.0330
7/23/2024 Riverstyx Fund, LP 5 2.0000
7/24/2024 Riverstyx Fund, LP 3,015 1.9800
7/25/2024 Riverstyx Fund, LP 1,603 1.9077
7/26/2024 Riverstyx Fund, LP 2,209 1.8974
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Signatures
- Riverstyx Capital Management LLC: Ben Franklin, Manager of its GP (08/19/2024)
- The Riverstyx Fund, LP: Ben Franklin, Manager (08/19/2024)
- Riverstyx Fund GP, LLC: Ben Franklin, Manager (08/19/2024)
- Ben Franklin: Ben Franklin, Ben Franklin (08/19/2024)